UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 27)*

Under the Securities Exchange Act of 1934

BLUEFLY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

096227103

(CUSIP Number)

Stephen M. Vine, Esq.

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

590 Madison Avenue

New York, New York 10022

(212) 872-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 46 Pages

Exhibit Index: Page 13

CUSIP No. 096227103                                                                                        Page 2 of 46 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Quantum Industrial Partners LDC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power
Number of Shares		5,403,631
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,403,631
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,403,631

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

39.1%

14	Type of Reporting Person (See Instructions)

OO, IV

CUSIP No. 096227103                                                                                          Page 3 of 46 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

QIH Management Investor, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		5,403,631
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,403,631
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,403,631

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

39.1%

14	Type of Reporting Person (See Instructions)

PN, IA

CUSIP No. 096227103                                                                                    Page 4 of 46 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

QIH Management LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		5,403,631
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,403,631
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,403,631

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

39.1%

14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 096227103                                                                                           Page 5 of 46 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Soros Fund Management LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		5,403,631
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,403,631
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,403,631

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

39.1%

14	Type of Reporting Person (See Instructions)

OO, IA

CUSIP No. 096227103                                                                                             Page 6 of 46 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SFM Domestic Investments LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		176,731
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 176,731
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

176,731

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

1.3%

14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 096227103                                                                                            Page 7 of 46 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

George Soros (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☒

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		5,580,362
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,580,362
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,580,362

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

40.3%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No. 096227103                                                                                            Page 8 of 46 Pages

This Amendment No. 27 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). As previously disclosed in Amendment No. 25, dated March 26, 2008, and as described below, QIP (as defined herein) and SFM Domestic Investments (as defined herein) entered into an agreement with the Issuer and Maverick (as defined herein), whereby, subject to the terms and conditions therein, certain of the Reporting Persons will provide the Issuer with debt financing on a standby basis. This Amendment No. 27 is being filed by the Reporting Persons to report that the Issuer has drawn on the financing commitment and has issued to certain of the Reporting Persons promissory notes convertible into shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Quantum Industrial Partners LDC ("QIP");
(ii)	QIH Management Investor, L.P. ("QIHMI");
(iii)	QIH Management LLC ("QIH Management");
(iv)	Soros Fund Management LLC ("SFM LLC");
(v)	SFM Domestic Investments LLC (“SFM Domestic Investments”); and
(vi)	Mr. George Soros ("Mr. Soros").

This Statement relates to the Shares and other securities convertible into Shares held for the accounts or benefit of QIP and SFM Domestic Investments. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

CUSIP No. 096227103                                                                                            Page 9 of 46 Pages

Item 4.	Purpose of Transaction.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Except as otherwise described in Item 6 the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer.

According to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2008, the number of Shares outstanding was 13,276,998 as of May 1, 2008.

(a) (i)  Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 5,403,631 Shares (approximately 39.1% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account or benefit of QIP). This number consists of (A) 4,860,115 Shares, (B) 43,768 Shares issuable upon the exercise of warrants held for the account of QIP, (C) 4,000 Shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by an employee of SFM LLC and an advisor to QIP who serve on the Issuer’s board of directors, and (D) 495,748 Shares issuable in the aggregate upon the conversion of the promissory note described in Item 6 below held for the account of QIP.

(ii)       SFM Domestic Investments may be deemed the beneficial owner of 176,731 Shares (approximately 1.3% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of (A) 159,074 Shares, (B) 1,432 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments, and (C) 16,225 Shares issuable upon conversion of the promissory note described in Item 6 below held for the account of SFM Domestic Investments.

(iii)      Mr. Soros may be deemed to be the beneficial owner of 5,580,362 Shares (approximately 40.3% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts or benefit of QIP and SFM Domestic Investments). This number consists of (A) 5,403,631 Shares which may be deemed to be beneficially owned by QIP as described above, and (B) 176,731 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

(b) (i)  Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 5,403,631 Shares which may be deemed to be beneficially owned by QIP as described above.

(ii)       SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 176,731 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

(iii)      Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct

CUSIP No. 096227103                                                                                            Page 10 of 46 Pages

the voting and disposition of the 5,580,362 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

(c)        Except as described herein, there have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.

(d) (i)  The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

(ii)       Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

On March 26, 2008, the Issuer entered into a Standby Commitment Agreement (the “Standby Commitment”) with QIP, SFM Domestic Investments, Maverick Fund USA, Ltd. (“Maverick USA”), Maverick Fund, L.D.C. (“Maverick LDC”) and Maverick Fund II, Ltd. (“Maverick II”, and together with Maverick USA and Maverick LDC, “Maverick”) (a copy of which is attached as an exhibit to Amendment No. 26 and incorporated herein by reference in response to this Item 6) pursuant to which QIP, SFM Domestic Investments and Maverick agreed, on a several and not joint basis, to provide the Issuer with debt financing of up to an aggregate of $3 million (the “Commitment Amount)” on a standby basis which, subject to certain conditions, the Issuer may draw upon at any time prior to March 26, 2009.

On July 23, 2008, the Issuer borrowed the full Commitment Amount pursuant to the Note Purchase Agreement dated July 23, 2008 (a copy of which is attached as Exhibit TTTT and is incorporated herein by reference in response to this Item 6) and issued to each of QIP and SFM Domestic Investments convertible promissory notes (the “Notes”) (copies of which are attached as Exhibits UUUU and VVVV and are incorporated herein by reference in response to this Item 6). The Notes are convertible at the option of the holders, into either (i) Shares at a conversion price of $3.65 or (ii) equity securities sold by the Issuer in subsequent rounds of financing for cash at a conversion price based upon the lowest price per share paid by any investor in such subsequent round of financing.

The foregoing descriptions of the Standby Commitment, the Note Purchase Agreement, and the Notes, do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

CUSIP No. 096227103                                                                                            Page 11 of 46 Pages

Item 7.	Material to be filed as exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 096227103                                                                                            Page 12 of 46 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2008	QUANTUM INDUSTRIAL PARTNERS LDC
By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

QIH MANAGEMENT INVESTOR, L.P.

By:	QIH Management LLC,

its General Partner

By:	Soros Fund Management LLC,

its Managing Member

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Assistant General Counsel

QIH MANAGEMENT LLC

By:	Soros Fund Management LLC,

its Managing Member

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Assistant General Counsel

SOROS FUND MANAGEMENT LLC

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Assistant General Counsel

SFM DOMESTIC INVESTMENTS LLC

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

GEORGE SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

CUSIP No. 096227103                                                                                            Page 13 of 46 Pages

EXHIBIT INDEX

		Page No.
TTTT.	Note Purchase Agreement, dated as of July 23, 2008, by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C. and Maverick Fund II, Ltd.	14
UUUU.	Convertible Promissory Note, dated July 23, 2008, issued to Quantum Industrial Partners LDC.	29
VVVV.	Convertible Promissory Note, dated July 23, 2008, issued to SFM Domestic Investments LLC.	38